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                                                                  Exhibit 7













                               September 29, 1994



     The Board of Directors
     Dynatech Corporation
     8 New England Executive Park
     Burlington, Massachusetts 01803-5087

               RE:  Dynatech Corporation
                    --------------------
     Ladies and Gentlemen:

               We, together with our affiliates (as listed in our Schedule 13D filings with the Securities and Exchange Commission) constitute Dynatech Corporation's largest stockholder, beneficially owning approximately 9.6% of the Company's shares of common stock.

               We believe that the market price of the Company's stock has not reflected, and does not reflect, its potential value and wish to be able to purchase additional shares without any risk of triggering the Company's "poison pill". Accordingly, we request that the Company's Board of Directors make a determination that we do not constitute an "Adverse Person," as defined in the Shareholder Rights Agreement, dated as of February 16, 1989, amended and restated as of March 12, 1990, between the Company and The First National Bank of Boston, as Rights Agent.

               Our current stockholdings and our request to be allowed to increase our holdings reflects our confidence and belief that significant value could be realized for the benefit of stockholders -- hardly a position "adverse" to the Company or its stockholders. Consequently, we believe it is incumbent upon you to make the requested determination.

                         Very truly yours,



               Gary N. Siegler          Peter M. Collery



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